

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Marshall Fordyce, M.D.
Chief Executive Officer and President
Vera Therapeutics, Inc.
170 Harbor Way, 3rd Floor
South San Francisco, California 94080

> **Re: Vera Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 23, 2021**
> **File No. 333-255492**

Dear Dr. Fordyce:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Business
Phase 2 SLE Clinical Trial In Patients With SLE For 52 Weeks, page 112

1.   We note your revisions in response to comment 1. Please also revise your disclosure that "atacicept 150 mg showed clinical efficacy," as efficacy determinations are solely within the authority of the FDA or similar foreign regulators. Relatedly, please revise the subheading on page 114 entitled "Figure 20: Durable Efficacy Observed in HDA Patients in the Phase 2 ADDRESS II Trial."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong at 202-551-3684 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jodie Bourdet